Spherix Incorporated

June 7, 2012

Attn:  Adam Turk

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:     Spherix Incorporated

PRE 14A filed on May 29, 2012

Dear Mr. Turk:

As discussed, attached is the additional language that will be included in the Company’s Definitive Proxy statement.

Sincerely,

/s/ Robert L. Clayton

Robert L. Clayton
CFO and Treasurer

6430 Rockledge Drive, Suite 503

Bethesda, MD  20817

Tel.:  (301) 897-2540; Fax:  (301) 897-2567

http://spherix.com

Attachment 1

AUTHORIZATION TO ISSUE SECURITIES IN ONE OR MORE NON-PUBLIC OFFERINGS IN ACCORDANCE WITH NASDAQ MARKETPLACE RULE 5635

(Item 2 on the Proxy Card)

Our Common Stock is currently listed on The NASDAQ Capital Market and we are subject to the marketplace rules of The NASDAQ Stock Market LLC. NASDAQ Marketplace Rule 5635(d) requires us to obtain shareholder approval prior to the issuance of our Common Stock in connection with certain non-public offerings involving the sale, issuance or potential issuance by the Company of Common Stock (and/or securities convertible into or exercisable for Common Stock) equal to 20% or more of the Common Stock outstanding before the issuance. Shares of our Common Stock issuable upon the exercise or conversion of warrants, options, debt instruments, preferred stock or other equity securities issued or granted in such non-public offerings will be considered shares issued in such a transaction in determining whether the 20% limit has been reached, except in certain circumstances such as issuing warrants that are not exercisable for a minimum of six months and have an exercise price that exceeds market value.

We intend to seek additional capital to implement our business strategy and enhance our overall capitalization. We have not determined the particular terms for such prospective offerings. Because we may seek additional capital that triggers the requirements of NASDAQ Marketplace Rule 5635(d), we are seeking shareholder approval now, so that we will be able to move quickly to take full advantage of any opportunities that may develop in the equity markets.

We are seeking shareholder approval for the potential issuance of shares of our Common Stock, or securities convertible into our Common Stock, in one or more capital-raising transactions, or offerings, subject to the following limitations:

•                  The aggregate number of shares issued in the offerings will not exceed 10 million shares of our Common Stock, subject to adjustment for any reverse stock split effected prior to the offerings (including pursuant to preferred stock, options, warrants, convertible debt or other securities exercisable for or convertible into Common Stock);

•                  The total aggregate consideration will not exceed $10 million in cash;

•                  The maximum discount at which securities will be offered (which may consist of a share of Common Stock and a warrant for the issuance of up to an additional share of Common Stock) will be equivalent to a discount of 20% below the market price of our Common Stock at the time of issuance;

•                  Such offerings will occur, if at all, on or before August 14, 2014; and

•                  Such other terms as the board of directors shall deem to be in the best interests of the Corporation and its shareholders, not inconsistent with the foregoing.

The issuance of shares of our Common Stock, or other securities convertible into shares of our Common Stock, in accordance with any offerings would dilute, and thereby reduce, each existing shareholder’s proportionate ownership in our Common Stock.  The stockholders do not have preemptive rights to subscribe to additional shares that may be issued by the Company in order to maintain their proportionate ownership of the Common Stock.  The board of directors has not yet determined the terms and conditions of any offerings. As a result, the level of potential dilution cannot be determined at this time, but as discussed above, we may not issue more than 10 million shares of Common Stock in the aggregate pursuant to the authority requested from shareholders under this proposal (subject to adjustment for any reverse stock split). It is possible that if we conduct a non-public stock offering, some of the shares we sell could be purchased by one or more investors who could acquire a large block of our Common Stock. This would concentrate voting power in the hands of a few shareholders who could exercise greater influence on our operations or the outcome of matters put to a vote of shareholders in the future. Although we do not anticipate that the issuance of Common Stock pursuant to the offerings will result in a “change in control” (as used in NASDAQ Marketplace Rule 5635), in the event it does, shareholder approval of the offerings will also constitute approval of any change of control for the purposes of NASDAQ Marketplace Rule 5635 and no additional shareholder approval will be required or sought.

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Attachment 2

AMENDMENT OF AMENDED AND RESTATED 1997 STOCK OPTION PLAN

(Item 3 on the Proxy Card)

The Board of Directors recommends that the Stockholders approve an amendment to the Company’s Amended and Restated 1997 Stock Option Plan (the “Plan”).

The Plan is designed to promote our success and enhance our value by linking the interests of our Officers, employees and Directors to those of our Stockholders and by providing participants with incentives for performance.  The Plan is further intended to provide flexibility in our ability to motivate, attract and retain employees and Directors upon whose judgment, interest and special efforts our business is largely dependent.

The Plan was initially adopted by the Board of Directors in late 1997 and ratified by the Stockholders in May, 1998.  The Plan was amended by the Board of Directors and the Stockholders in 2001 to increase the maximum number of shares of Common Stock issuable thereunder.  In 2005, the Plan was amended and restated, which included an extension of the term of the Plan through December 31, 2010.  The Plan has been further extended through December 31, 2015.

In May 2011, the Company effected a 1 for 10 reverse stock split;  all of the numbers of shares of Common Stock below have been restated to reflect this reverse stock split.

Proposal

This amendment of the Plan would increase the maximum number of shares of Common Stock issuable under the Plan from 100,000 shares to 500,000 shares.  At present, the Company has no shares available for issuance under the Plan.

The purpose of the Plan is to provide long-term incentives and rewards to relevant individuals, to assist the Company in attracting and retaining individuals with experience and/or ability on a basis competitive with industry practices and to associate the interest of these individuals with those of the Company’s Stockholders by providing for the issuance of stock-based awards (“Awards”).  The Company grants Awards to both employees and members of the Board of Directors.  Awards are granted to employees to both incent and reward such employees in their pursuits on behalf of the Company.  Awards are provided to members of the Board of Directors as a regular component of annual compensation.  Stock options, valued at $10,000, are awarded to each non-employee Board member in May of each year; provided, however, that in 2012 the Company did not have sufficient shares available in the Plan to fully compensate the Board members.  Accordingly, the Company issued stock options to each non-employee director with a value of $4,278 instead of the $10,000 in stock options as required under its directors’ compensation plan.  In such an event, each of the non-employee directors will receive $5,722 of options valued at the date the Stockholders approve the amendment to the Plan.  Assuming the Company’s stock price is $0.75 per share at that time, the non-employee directors will be awarded stock options under the Plan as follows:

Name and Position	Dollar Value	Number of Shares
Douglas T. Brown	$5,722	5,704
Aris Melissaratos	$5,722	5,704
Thomas B. Peter	$5,722	5,704
Robert J. Vander Zanden	$5,722	5,704

All Non-Employee Directors	$22,888	30,516

If the Stockholders approve this amendment, the Company will award the remaining stock options.  If the Stockholders do not approve the amendment, the Company will satisfy this obligation to its Directors in cash.

The amendment of the Plan must be approved by the holders of at least a majority of the outstanding shares of the Company’s Common Stock present, or represented by proxy, and entitled to vote at the annual meeting.

Following below is a description of the Plan, as amended.  The only material difference between the existing Plan and the amended Plan, assuming it is approved by our Stockholders, is the number of shares available for issuance under the Plan.  This description is qualified in its entirety by the terms of the amended Plan, a copy of which is attached to this Proxy Statement as Appendix A and is incorporated herein by reference.

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